SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ANNOUNCES CHANGES IN THE IR AREA STRUCTURE

São Paulo, Brazil, April 18, 2012 - Braskem (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resin producer in the Americas, announces to the market its new Investor Relations structure.

Guilherme A. Mélega, responsible for Corporative Controlling since April 2008, will also be the head of the IR area, reporting directly to the CFO and IR, Marcela Drehmer. Guilherme is graduated in Economics from FAAP/SP and holds an MBA from the University of Rochester in the USA.

Braskem takes this opportunity to reaffirm its commitment to the Capital Market, in a continuous pursue of the best practices of corporate governance, excellence in communication, focused on transparency and equality, and a proactive approach towards investors and analysts.

The IR team remains at your disposal for further clarifications at + 55 (11) 3576-9531 or braskem-ri@braskem.com.br.

Or:

Guilherme A. Mélega

Corporate Controlling and IR Director

Phone: (55 11) 3576-9587

guilherme.melega@braskem.com.br

Roberta Varella                                 Susana Yamamoto

IR Manager                                           IR Coordinator

Phone: (55 11) 3576-9266                    Phone: (55 11) 3576-9970

roberta.varella@braskem.com.br           susana.yamamoto@braskem.com.br

Daniela Balle de Castro                    Pedro Gomes de Souza

IR Analyst                                             IR Analyst

Phone: (55 11) 3576-9615                    Phone: (55 11) 3576-9010

daniela.castro@braskem.com.br           pedro.gomes@braskem.com.br

For additional information:

www.braskem.com.br/ir

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.